UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-39633

Abcam plc

(Translation of registrant’s name into English)

Discovery Drive

Cambridge Biomedical Campus

Cambridge, CB2 0AX

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Intended Delisting and Cancellation of Ordinary Shares from Trading on AIM

On October 17, 2022, Abcam plc (the “Company”) issued a regulatory news service announcement (the “AIM Delisting RNS Announcement”) announcing its intention to cancel the admission to trading of the Company’s ordinary shares, nominal value £0.002 per share (the “Ordinary Shares”), on the AIM market of the London Stock Exchange (the “AIM Delisting”). The Company provided the requisite 20 business days’ notice of the intended AIM Delisting. Subject to shareholder approval, the Company intends that the last day of trading of the Ordinary Shares on AIM will be December 13, 2022, and the proposed AIM Delisting will be effective from 7:00 a.m., London time, on December 14, 2022. Following the AIM Delisting, the Company’s American Depositary Shares, each representing one Ordinary Share, will remain listed on the Nasdaq Global Select Market (“Nasdaq”) and all public trading of securities in the Company will take place solely on Nasdaq.

The AIM Delisting RNS Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K.

General Meeting of Shareholders

On October 17, 2022, the Company posted or made available to its shareholders on the Investors section of its website certain materials related to the AIM Delisting and the general meeting of shareholders of the Company to be held on November 11, 2022, including a shareholder circular, form of proxy and a set of frequently asked questions about the AIM Delisting (collectively, the “Shareholder Materials”).

The Shareholder Materials are furnished herewith as Exhibits 99.2, 99.3 and 99.4, respectively, to this Report on Form 6-K.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any express or implied statements contained in this Report on Form 6-K that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the implications of the AIM Delisting on the trading of the Company’s equity securities and related timing, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: the risk that anticipated trading volume in the Company’s equity securities on Nasdaq may not materialize; and the important factors discussed under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, which is on file with the U.S. Securities and Exchange Commission (“SEC”) and is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in the Company’s other filings with the SEC. Any forward-looking statements contained in this Report on Form 6-K speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Abcam disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this Report on Form 6-K, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	AIM Delisting RNS Announcement

99.2	Shareholder Circular (Proposed Cancellation of Admission of Ordinary Shares to Trading on AIM and Notice of General Meeting) of Abcam plc, dated October 17, 2022

99.3	Form of Proxy

99.4	AIM Delisting Frequently Asked Questions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABCAM PLC

Date: October 17, 2022	By:	/s/ Alan Hirzel
		Name:	Alan Hirzel
		Title:	Chief Executive Officer